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EXHIBIT 12

W. R. GRACE & CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1)
(In millions, except ratios)
(Unaudited)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Net income attributable to W.R. Grace & Co. shareholders	$269.4	$207.1	$71.2	$121.5	$88.8
Provision for (benefit from) income taxes	114.7	32.5	11.5	4.3	(1.1)
Equity in earnings of unconsolidated affiliates	(15.2)	(17.8)	(1.7)	(0.6)	—
Interest expense and related financing costs, including amortization of capitalized interest	43.6	41.7	38.8	54.9	73.0
Estimated amount of rental expense deemed to represent the interest factor	6.9	6.9	6.7	7.9	6.9

Income (loss) as adjusted	$419.4	$270.4	$126.5	$188.0	$167.6

Combined fixed charges and preferred stock dividends:
Interest expense and related financing costs, including capitalized interest	$43.6	$41.3	$38.9	$54.5	$74.1
Estimated amount of rental expense deemed to represent the interest factor	6.9	6.9	6.7	7.9	6.9

Fixed charges	50.5	48.2	45.6	62.4	81.0
Combined fixed charges and preferred stock dividends	$50.5	$48.2	$45.6	$62.4	$81.0

Ratio of earnings to fixed charges	8.31	5.62	2.77	3.01	2.07
Ratio of earnings to combined fixed charges and preferred stock dividends	8.31	5.62	2.77	3.01	2.07

(1)
Grace preferred stocks were retired in 1996.

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  EXHIBIT 12
W. R. GRACE & CO. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1) (In millions, except ratios) (Unaudited)